Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-155811

Dated March 9, 2010

For information, contact:    Thomas V. Cholnoky

(212) 365-2292

Transatlantic Holdings, Inc. Prices Stock Repurchase and Secondary Public Offering of AIG’s Remaining Shares of TRH Common Stock

New York, N.Y., March 9, 2010 — Transatlantic Holdings, Inc. (NYSE: TRH) today announced that TRH will purchase 2 million shares of its common stock from American Home Assurance Company (“AHAC”) in the Offering (as described below) pursuant to a stock offering agreement (the “Stock Offering Agreement”) at a price of $52.52 per share, which is the initial price to the public in the Offering, as adjusted pursuant to the Stock Offering Agreement.  A copy of the Stock Offering Agreement was filed as Exhibit 99.1 to TRH’s Current Report on Form 8-K filed on March 8, 2010.

TRH also announced that an underwritten public offering (the “Offering”) of 8,466,693 shares of its common stock owned by AHAC, a subsidiary of American International Group, Inc., was priced at a public offering price of $53.35 per share.

Goldman, Sachs & Co., Wells Fargo Securities and BofA Merrill Lynch, the underwriters of the offering, have a 30-day option to purchase up to an additional 725,969 shares of TRH common stock from AHAC.

TRH has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents TRH has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Goldman, Sachs & Co. at 866-471-2526 or Wells Fargo Securities at 800-326-5897.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be a sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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Caution concerning forward-looking statements:

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are based on assumptions and opinions concerning a variety of known and unknown risks. Please refer to TRH’s Annual Report on Form 10-K for the year ended December 31, 2009 as well as its other and future filings and reports filed with or furnished to the Securities and Exchange Commission for a description of the business environment in which TRH operates and the important factors, risks and uncertainties that may affect its business and financial results. If any assumptions or opinions prove incorrect, any forward-looking statements made on that basis may also prove materially incorrect. TRH is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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Transatlantic Holdings, Inc. is a leading international reinsurance organization headquartered in New York, with operations on six continents. Its subsidiaries, Transatlantic Reinsurance Company®, Trans Re Zurich Reinsurance Company Ltd and Putnam Reinsurance Company, offer reinsurance capacity on both a treaty and facultative basis - structuring programs for a full range of property and casualty products, with an emphasis on specialty risks.